(d)(2)(iv)

June 30, 2010

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Investment Management Agreement dated September 23, 2002, as amended, between ING Mutual Funds and ING Investments, LLC (the “Agreement”), we hereby notify you of our intention to modify the annual investment management fee for ING Global Opportunities Fund (the “Fund”) (formerly, ING Foreign Fund), effective on or about June 30, 2010, subject to shareholder approval of a new sub-advisory agreement for the Fund. Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended Schedule A of the Agreement. The Amended Schedule A, with the annual investment management fee indicated for the Fund, is attached hereto.

Please signify your acceptance to the modification of the investment management fee for the Fund by signing below where indicated.

Very sincerely,

/s/ Kimberly A. Anderson
Kimberly A. Anderson Senior Vice President ING Mutual Funds

ACCEPTED AND AGREED TO: ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic Senior Vice President

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Mutual Funds

AMENDED SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING MUTUAL FUNDS

and

ING INVESTMENTS, LLC

Series	Annual Investment Management Fee
(as a percentage of average daily net assets)

ING Global Equity Dividend Fund	0.70%

ING Global Natural Resources Fund	1.00% of assets up to $50 million 0.75% of assets in excess of $50 million

ING Global Opportunities Fund (formerly, ING Foreign Fund)	0.90% of assets up to $500 million 0.85% of assets in excess of $500 million

ING Russia Fund	1.25%

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